EXHIBIT 23.1

            Consent of Independent Registered Public Accounting Firm
            --------------------------------------------------------


The Board of Directors
The Pepsi Bottling Group, Inc.:

We consent to the use of our report dated January 27, 2004, with respect to the consolidated balance sheets of The Pepsi Bottling Group, Inc. and subsidiaries as of December 27, 2003 and December 28, 2002, and the related consolidated statements of operations, cash flows, and changes in shareholders' equity, for each of the fiscal years in the three-year period ended December 27, 2003, incorporated herein by reference. Our report refers to the Company's adoption of FASB No. 142, "Goodwill and Other Intangible Assets," as of December 30, 2001 and Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor," as of December 29, 2002.

/s/ KPMG LLP


New York, New York
August 2, 2004